Filed Pursuant to Rule 433

Issuer Free Writing Prospectus

Registration No. 333-212491

October 31, 2016

31 October 2016

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART DIRECTLY OR INDIRECTLY IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION

Motif Bio plc

(“Motif Bio” or the “Company”)

UPDATE ON TIMING OF MOTIF BIO PROPOSED U.S. PUBLIC OFFERING OF AMERICAN DEPOSITARY SHARES, ORDINARY SHARES AND WARRANTS AND APPLICATION FOR NASDAQ LISTING

Further to its announcement of 9 August 2016, Motif Bio plc (AIM: MTFB), the clinical stage biopharmaceutical company specialising in developing novel antibiotics, announces that it is continuing to work towards pricing of its proposed public offering of American Depositary Shares (“ADSs”) together with Warrants (“ADS Warrants”) to purchase ADSs and listing of ADSs and ADS Warrants on the NASDAQ Global Market.  In addition, it will be offering Ordinary Shares together with warrants to purchase Ordinary Shares in a European Placement.

Since the previous announcement on 9 August 2016, the Company has appointed HC Wainwright as Underwriter and book-running manager and has continued discussions with investors.

As previously noted in the update provided on 8 September 2016, enrollment in the Company’s REVIVE 1 Phase 3 trial has been exceeding projections and data readout is now expected in the second quarter of 2017.  While not increasing overall costs, this has accelerated the Group’s cash utilisation and increased its trade and other payables such that the Group’s liabilities are expected to exceed cash resources by approximately US$4 million by 31 October 2016.  The Company will require near term additional funding or agreement on the rescheduling of trial costs with its contract research organisation in order to continue operations.

The directors are confident that the Group will be able to secure sufficient additional financing through public markets, private financing and partnering opportunities.  The directors continue to progress the share offering in the United States and Europe with the support of Invesco Asset Management, which has indicated an interest in purchasing US$8.6m of ADS and ADS Warrants as part of the fund raising.  Even without additional funding, the directors believe that they would be able to reschedule their liabilities.  However there can be no certainty that additional capital will be available to the Group on a timely basis, on favorable terms, or if at all or that the Company’s liabilities could be rescheduled.

The Company will provide an update to the market in due course.

A registration statement relating to the securities to be offered and sold in the United States and Europe (as described above) has been filed with the SEC, but has not yet become effective.  These securities may not be sold, nor may offers to buy these securities be accepted, prior to the time the registration statement becomes effective.  This press release shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

For further information please contact:

Motif Bio plc Richard Morgan (Chairman) Graham Lumsden (Chief Executive Officer)	info@motifbio.com
Zeus Capital Limited (NOMAD & BROKER) Phil Walker/Giles Balleny Dominic Wilson	+44 (0)20 3829 5000
Northland Capital Partners Limited (BROKER) Patrick Claridge/ David Hignell John Howes/ Rob Rees (Broking)	+44 (0)20 3861 6625
Walbrook PR Ltd. (FINANCIAL PR & IR) Paul McManus Mike Wort	+44 (0)20 7933 8780 or motifbio@walbrookpr.com Mob: +44 (0)7980 541 893 Mob: +44 (0)7900 608 002

MC Services AG (EUROPEAN IR)
Raimund Gabriel	+49 (0)89 210 2280